FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For April 17, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated April 17, 2008

2.

Material Change Report dated April 17, 2008 (re: April 17 /08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  April 17, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Settlement with Geneva Resources, Inc.

Vancouver, BC – April 17, 2008:  Petaquilla Minerals Ltd. (the “Company”) today announced that it has settled its dispute with Geneva Resources, Inc. (previously Geneva Gold Corp. and Revelstoke Industries, Inc.) with respect to the San Juan Property, Panama.

The terms of the settlement are that the Company will retain a 100% interest in the Property and will issue to Geneva 100,000 common shares, to be released from pool in four equal monthly tranches.  The shares may not be traded until the first pour of gold at the Company’s Molejon Property, or December 31, 2008, whichever comes first.

The issuance of the shares has been conditionally accepted by the Toronto Stock Exchange.  The shares issued are subject to a four month and a day resale restriction.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Renmark Financial Communications

Jason Roy:  jroy@renmarkfinancial.com

Victoria Stepanova:  vstepanova@renmarkfinancial.com

Phone: (514) 939-3989

www.renmarkfinancial.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”) 410 - 475 West Georgia Street

Vancouver, British Columbia V6B 4M9

Item 2.

Date of Material Change

April 17, 2008

Item 3.

News Release

The Company’s news release dated April 17, 2008, was disseminated by Marketwire, Incorporated on April 17, 2008.

Item 4.

Summary of Material Change

 The Company announced that it has settled its dispute with Geneva Resources, Inc. (previously Geneva Gold Corp. and Revelstoke Industries, Inc.) with respect to the San Juan Property, Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated April 17, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

Petaquilla Minerals Ltd. Announces Settlement with Geneva Resources, Inc.

Vancouver, BC – April 17, 2008:  Petaquilla Minerals Ltd. (the “Company”) today announced that it has settled its dispute with Geneva Resources, Inc. (previously Geneva Gold Corp. and Revelstoke Industries, Inc.) with respect to the San Juan Property, Panama.

The terms of the settlement are that the Company will retain a 100% interest in the Property and will issue to Geneva 100,000 common shares, to be released from pool in four equal monthly tranches.  The shares may not be traded until the first pour of gold at the Company’s Molejon Property, or December 31, 2008, whichever comes first.

The issuance of the shares has been conditionally accepted by the Toronto Stock Exchange.  The shares issued are subject to a four month and a day resale restriction.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Renmark Financial Communications

Jason Roy:  jroy@renmarkfinancial.com

Victoria Stepanova:  vstepanova@renmarkfinancial.com

Phone: (514) 939-3989

www.renmarkfinancial.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.